Eilenberg Krause & Paul LLP

11 East 44th Street

New York, New York 10017

Telephone: (212) 986-9700
Facsimile: (212) 986-2399

November 17, 2008

Ms. Jennifer Riegel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Re:	Pharmos Corporation

Registration Statement on Form S-3

Filed March 7, 2008

File No. 333-149604

Dear Ms. Riegel:

This letter is submitted on behalf of Pharmos Corporation (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of March 17, 2008 regarding the above-captioned filing. We are today filing an amendment to the S-3 which has been marked to show changes against the previously-filed version of the document.

Our numbered responses below correlate to the numbers in your March 17, 2008 letter, and we have provided the text of the comments included in your letter in bold for convenience purposes. All references to pages numbers refer to the unmarked copy of the document being filed today.

General

1.         We note that you are registering the sale of 11,596,636 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. It appears that you are not eligible to conduct a primary offering of this size on Form S-3.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

We have significantly reduced the number of shares being registered to 2,692,815, representing the maximum number of shares of common stock that may be issued pursuant to conversion(s) of, and payment(s) of interest in the form of shares of common stock on, an outstanding 10% Convertible Debenture Due November 1, 2012 in principal amount of $1,000,000 held by Lloyd Miller, the sole selling security holder in the amendment.

Mr. Miller was a director of our company when he purchased his debenture in the January 3, 2008 private placement; he resigned from our board on August 5, 2008.  Mr. Miller owns approximately 2.8% of our outstanding common stock. He does not currently occupy any office or position in our company and does not otherwise have any material relationship with us; we do not consider him to be an affiliate.

We received $1,000,000 in proceeds from Mr. Miler for his debenture. In July 2008, we paid him $53,201 in interest on his debenture. If his debenture were to remain outstanding until its maturity date, we would pay him an aggregate of $429,843 in additional interest. On any interest payment date (January 15 and July 15, annually) on which there is an effective resale registration statement covering his debenture shares, we may elect to make his interest payment in the form of shares of common stock, with the number of shares calculated according to the formula set forth in the amendment (pages 4 and 11).

There is no conversion discount for the shares underlying the debenture (the conversion price is fixed at $0.70 per share; the market price on the date of the closing was $0.34 per share). Mr. Miller is not in the business of buying and selling securities.

2.         We note that your principal executive officer signed this Form S-3 on behalf of the company, but that the Form S-3 has not been signed by your principal executive officer in that capacity pursuant to Instruction 1 to the Signatures section of Form S-3. Please include this signature in your amendment to Form S-3.

The signature has been included in the amendment.

3.         Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The total dollar value of the securities being registered is $915,557, calculated using the market price on the date of the closing of $0.34 per share.

4.         Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Interest payment made 7/15/08	$53,201 (1)
Remaining interest to be paid until maturity	$429,843 (2)

(1)	Paid in cash.
(2)

On any interest payment date (January 15 and July 15, annually) on which there is an effective resale registration statement covering Mr. Miller’s debenture shares, we may elect to make his interest payment in the form of shares of common stock, with the number of shares calculated according to the formula set forth in the amendment (pages 4 and 11).

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

We received net proceeds of $1,000,000 from the sale of Mr. Miller’s debenture. The only possible payment to Mr. Miller during the first year following the sale of his debenture was the $53,201 interest payment made in July 2008.

5.         Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares

underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

There is no conversion discount for the shares underlying the debenture (the conversion price is fixed at $0.70 per share; the market price on the date of the closing was $0.34 per share). There are no provisions in the debenture that could result in a change in the conversion price per share (other than proportional changes in the event of stock dividends or splits).

6.         Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Other than his debenture and shares of common stock, Mr. Miller does not own any other securities of our company. All of the options that were granted to him during his service as director have expired.

7.         Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 4;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 5 and 6.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 4 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 5 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Gross proceeds	$1,000,000
Interest payments made/to be made	$483,044
Net proceeds	$516,956
Total payments divided by net proceeds	93.4%
Resulting percentage averaged over life of debentures	18.7% per year

8.         Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

There were no prior securities transactions between our company and Mr. Miller, his affiliates or any person with whom he had a contractual relationship regarding the transaction.

9.         Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Shares outstanding prior to debenture transaction that were held by persons other than the selling security holder, his affiliates, and affiliates of the company	16,859,427
Shares registered for resale by the selling security holder or his affiliates in prior registration statements	0
Shares registered for resale by the selling security holder or his affiliates in prior registration statements that continue to be held	N/A
Shares sold in registered resale transactions by the selling security holder or his affiliates	0
Shares registered for resale on behalf of the selling security holder in the current transaction	2,692,815

10.       Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

We believe that the current cash, cash equivalents and short term investments, totaling $6.1 million as of September 30, 2008, will be sufficient to support our currently planned continuing operations through at least December 31, 2008. In the second quarter of 2008, our estimated costs increased related to our patient recruitment advertising programs, thereby reducing the anticipated cash available for continuing operations beyond December 31, 2008. All of the above factors raise substantial doubt about our ability to continue as a going concern. We are actively pursuing various funding options, including equity offerings, equity-like financing, strategic corporate alliances, business combinations and the establishment of product related research and development limited partnerships, to obtain additional financing to continue the development of our products and bring them to commercial markets. We are actively seeking to raise capital and/or sell non-core assets. There can be no assurance that we will be successful in our efforts to raise additional capital. Should we be unable to raise adequate financing or generate revenue in the future, our operations will need to be scaled back or discontinued. We have included this information in a risk factor in the prospectus (page 5).

We have confirmed with the selling security holder that he does not have an existing short position in our common stock.

11.       Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We have included a description of the historical relationship and arrangements between our company and the selling security holder in the prospectus (page 11), and have included the relevant documents as exhibits to the registration statement.

12.       Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

The 2,692,815 shares being registered represent the maximum number of shares of common stock that may be issued by us pursuant to conversion(s) of, and payment(s) of interest in the form of shares of common stock on, the debenture held by the selling security holder. A statement to this effect has been included in the prospectus (cover page, page 4, page 11).

13.       With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

The only selling security holder is a natural person.

* * *

If you have any questions, please feel free to call the undersigned at (212) 986-9700.

Sincerely,

Adam D. Eilenberg